Exhibit 99.1

News

FOR IMMEDIATE RELEASE

BMO Financial Group Increases Dividend

TORONTO, August 28, 2012 – Bank of Montreal (TSX:BMO)(NYSE:BMO) today announced that the Board of Directors declared a quarterly dividend of $0.72 per share on paid-up common shares of Bank of Montreal for the fourth quarter of fiscal year 2012, an increase of $0.02 from the previous quarter.

For the current quarter, the Board of Directors also declared dividends of:

•	$0.33125 a share on paid-up Class B Preferred Shares Series 5;
•	$0.28125 a share on paid-up Class B Preferred Shares Series 13;
•	$0.328125 a share on paid-up Class B Preferred Shares Series 14;
•	$0.3625 a share on paid-up Class B Preferred Shares Series 15;
•	$0.325 a share on paid-up Class B Preferred Shares Series 16;
•	$0.40625 a share on paid-up Class B Preferred Shares Series 18;
•	$0.40625 a share on paid-up Class B Preferred Shares Series 21;
•	$0.3375 a share on paid-up Class B Preferred Shares Series 23; and
•	$0.24375 a share on paid-up Class B Preferred Shares Series 25.

The dividend on the common shares is payable on November 28, 2012, to shareholders of record on November 1, 2012. The dividends on the preferred shares are payable on November 26, 2012, to shareholders of record on November 1, 2012.

The above-mentioned dividends on the common and preferred shares are designated as “eligible” dividends for the purposes of the Income Tax Act (Canada) and any similar provincial and territorial legislation.

The bank also changed its target dividend payout range (common share dividends as a percentage of net income attributable to shareholders less preferred share dividends) to 40%-50%.

Common shareholders may elect to have their cash dividends reinvested in common shares of the bank in accordance with the bank’s Shareholder Dividend Reinvestment and Share Purchase Plan (the Plan). Under the Plan, the Board of Directors determines whether the common shares will be purchased on the secondary market or issued by the bank from treasury. For the dividend payable on November 28, 2012, given the strength of the bank’s capital position, the common shares purchased under the Plan will be issued from treasury without a discount. Previously, common shares purchased under the Plan were issued at a two percent discount from the average market price of the common shares (as defined in the Plan).

Any registered shareholder who has not enrolled in the Plan and wishes to do so must sign a Reinvestment Enrollment – Participant Declaration Form and return it to the bank’s transfer agent, Computershare Trust Company of Canada, at:

Computershare Trust Company of Canada

100 University Avenue, 9th Floor

Toronto, Ontario

M5J 2Y1

Reinvestment Enrollment – Participant Declaration Forms may be obtained from Computershare Trust Company of Canada on its website at www.computershare.com\bmo, or by calling 1-800-340-5021 from within Canada or the United States or 514-982-7800 from all other countries.

To participate in the Q4 2012 Dividend, Reinvestment Enrollment – Participant Declaration Forms from registered shareholders must be received by Computershare Trust Company of Canada before the close of business on October 29, 2012.

Non-registered shareholders must contact their financial institutions, brokers or other intermediaries for instructions on how to participate in the Plan and should do so well in advance of the above date in order to participate in the Q4 2012 Dividend.

For News Media Enquiries:

Ralph Marranca, Toronto, ralph.marranca@bmo.com, (416) 867-3996

Valérie Doucet, Montreal, valerie.doucet@bmo.com, (514) 877-8224

For Investor Relations Enquiries:

Sharon Haward-Laird, Toronto, sharon.hawardlaird@bmo.com, (416) 867-6656

Michael Chase, Toronto, michael.chase@bmo.com, (416) 867-5452

Internet: www.bmo.com